

File No.82-34675

Our Ref : BS(2006)087(JL)

1 April 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06012244

RECEIVED 2006 APR -5 P 12: 32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

SUPPL

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 March 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

...../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.



VETTED   UNVETTED   MONTHLY RETURN   SUBMISSION MANAGEMENT   DOWNLOAD DOC TEMPLATE   PROFILE ADMIN   LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been saved ! Please record the Submission No. for future amendment or approval.

Submission Details

Date/Time submitted	31/03/2006	19:34:37	Submitted By	02388P03
Submission No.	EBIS-060331-00090		Status	Pending For Approval

Company Code	LM02388	BOC Hong Kong (Holdings) Limited
Your Capacity		
Announcement Category	Unvetted	Announcement Type: Monthly Return I
Contact Person	Jason C. W. Yeung	
Contact No.	2846 2700	

For the month ended : 31/03/2006

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited
Contact Person	Jason C. W. Yeung	
Contact Telephone No.	2846 2700	Date submitted: 31/03/2006

Section A   Section B   Section C   Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

☑ Ordinary shares   ☐ Preference shares
☐ Equity Warrants   ☐ Other Classes of Shares

Section A   Section B   Section C   Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388	Description :

No. of Shares   Par Value   Authorised Share Capital

	No. of Shares	Par Value		Authorised Share Capital	
Balance at close of preceding month	20,000,000,000 /	HKD	5.00 /	100,000,000,000	/
Increase/(Decrease) (EGM approval date)					
_____ (dd/mm/yyyy)					
Balance at close of the month	20,000,000,000 /	HKD	5.00 /	100,000,000,000	/

(2) Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date)			
_____ (dd/mm/yyyy)			
Balance at close of the month		HKD	

2. Preference Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date)			
_____ (dd/mm/yyyy)			
Balance at close of the month		HKD	

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date)			
_____ (dd/mm/yyyy)			
Balance at close of the month		HKD	

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000 /

C. Movement in Issued Share Capital

| | No. of ordinary shares | | No. of Preference shares | No. of other classes of shares |
	(1)	(2)		
Balance at close of preceding month	10,572,780,266 /			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266 /			

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

◉ Ordinary (1)
◉ Ordinary (2)
◉ Preference
◉ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	HKD				

( )
Stock Code
Subscription Price HKD

◉ Ordinary (1)
◉ Ordinary (2)
◉ Preference
◉ Other Class

| 2. | HKD | | | | |

( )
Stock Code
Subscription Price HKD

◉ Ordinary (1)
◉ Ordinary (2)
◉ Preference
◉ Other Class

| 3. | HKD | | | | |

( )
Stock Code
Subscription Price HKD

◉ Ordinary (1)
◉ Ordinary (2)
◉ Preference
◉ Other Class

| | | HKD | | | | | ● Ordinary (1) |

([_____])

Stock Code [_____]

Subscription Price [HKD] [_____]

● Ordinary (1)
● Ordinary (2)
● Preference
● Other Class

Convertibles

Class		Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1. [_____]		HKD	[_____]	[_____]	[_____]	[_____]
Stock Code [_____]						● Ordinary (1)
Subscription Price [HKD] [_____]						● Ordinary (2)
						● Preference
						● Other Class
2. [_____]		HKD	[_____]	[_____]	[_____]	[_____]
Stock Code [_____]						● Ordinary (1)
Subscription Price [HKD] [_____]						● Ordinary (2)
						● Preference
						● Other Class
3. [_____]		HKD	[_____]	[_____]	[_____]	[_____]
Stock Code [_____]						● Ordinary (1)
Subscription Price [HKD] [_____]						● Ordinary (2)
						● Preference
						● Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One ▼ At Price : HKD [_____]		Issue and allotment Date : (dd/mm/yyyy)	[_____]	
				● Ordinary (1)
				● Ordinary (2)
				● Preference
				● Other Class
2. Please Select One ▼ At Price : HKD [_____]		Issue and allotment Date : (dd/mm/yyyy)	[_____]	
				● Ordinary (1)
				● Ordinary (2)
				● Preference
				● Other Class
3. Please Select One ▼ At Price : HKD [_____]		Issue and allotment Date : (dd/mm/yyyy)	[_____]	
				● Ordinary (1)
				● Ordinary (2)
				● Preference
				● Other Class
4. Please Select One ▼ At Price : HKD [_____]		Issue and allotment Date : (dd/mm/yyyy)	[_____]	
				● Ordinary (1)
				● Ordinary (2)

5.**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	⦾ Preference ⦾ Other Class
			⦿ Ordinary (1) ⦾ Ordinary (2) ⦾ Preference ⦾ Other Class
6.**Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	⦿ Ordinary (1) ⦾ Ordinary (2) ⦾ Preference ⦾ Other Class
7.**Redemption of share**		Redemption Date: (dd/mm/yyyy)	⦿ Ordinary (1) ⦾ Ordinary (2) ⦾ Preference ⦾ Other Class
8.**Other**	At Price : HKD	Issue and allotment date	⦿ Ordinary (1) ⦾ Ordinary (2) ⦾ Preference ⦾ Other Class
	(Please specify)		

Remarks (Max 160 Characters):

Authorised Signatory

* Name   Jason C. W. Yeung

* Title   Company Secretary

OK